AB 8/25/2015

SECU 15027402 SSION

SEC MAIL PROCESSING
RECEIVED
AUG 24 2015
WASH, D.C.
201
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSSOFF & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MACK ROSSOFF (212) 207-4306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MACK ROSSOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSSOFF & CO., LLC, as of JUNE 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAT KUMPARATANA
Notary Public - State of New York
No. 01KU6312616
Qualified In Queens County
My Commission Expires Oct. 06, 2018

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSSOFF & CO, LLC

FINANCIAL STATEMENTS

JUNE 30, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Rossoff & Co, LLC

We have audited the accompanying financial statements of Rossoff & Co, LLC (a Delaware limited liability company), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Rossoff & Co, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rossoff & Co, LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Rossoff & Co, LLC's financial statements. The supplemental information is the responsibility of Rossoff & Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Londonderry, NH
August 11, 2015

ROSSOFF CO, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

Cash	$ 213,725
Receivables from customers	2,967
Prepaid expenses	102
Security Deposits	4,500
Office equipment at cost, less accumulated depreciation of $1,026	961
Total assets	$ 222,255

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 15,220
Total liabilities	15,220
Member's equity	207,035
Total liabilities and member's equity	$ 222,255

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JUNE 30, 2015

Revenues:	
Consulting income	$ 346,300
Total Revenue	346,300
Expenses:	
Professional fees	169,783
Employee compensation and benefits	292,822
Occupancy costs	54,725
Other operating expenses	158,924
Total expenses	676,254
Net income (loss)	$ (329,954)

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2015

Member's equity at beginning of year	$ 387,244
Prior period adjustment	(255)
Net income (loss)	(329,954)
Member's Contributions	150,000
Member's equity at end of year	$ 207,035

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2015

Cash flows from operating activities:		
Net income (loss)		$ (329,954)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	$ 513	
Decrease in receivable from customers	152,013	
Decrease in prepaid expenses	62	
Decrease in accounts payable	(12,778)	
Total adjustments		139,810
Net cash provided (used) by operating activities		(190,144)
Cash flows from investing activities:		
Payment of Security Deposits		(4,500)
Return of Security Deposits		12,000
Net cash provided (used) by investing activities		7,500
Cash flows from financing activities:		
Contributions from members		150,000
Net cash provided (used) by financing activities		150,000
Net decrease in cash		(32,644)
Cash at beginning of year		246,369
Cash at end of year		$ 213,725

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ROSSOFF & CO, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2015

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on June 24, 2008 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The company provides private placement and investment banking services from its office in New York, NY. As a limited liability company the member's liability is limited to his investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2015, depreciation expense was $513.

Other Assets
Other assets for the year ending June 30, 2015 also include $4,500 of security deposits for the new lease at 135 East 57th Street.

Management's Review for Subsequent Events
Management had evaluated subsequent events through August 11, 2015, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $198,505 at June 30, 2015, which exceeded required net capital of $5,000 by $193,505. The ratio of aggregate indebtedness to net capital at June 30, 2015 was 7.54%

NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under the FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's owner files his income tax returns in the U.S in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2011 to 2014 remain subject to examination by taxing authorities.

NOTE 4 CONCENTRATION RISKS

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Commission revenues earned from the largest customer of the Company accounted for 59% of commissions revenue during the year ending June 30, 2015.

NOTE 5 EMPLOYEE BENEFIT PLAN

The Company initiated a retirement savings plan 401(k) plan in fiscal year 2015, in which substantially all employees may participate. At the Company's discretion it may match employees' contributions based on a percentage of salary contributed by participants. As of June 30, 2015, the Company has decided not to make a matching contribution.

ROSSOFF & CO, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED JUNE 30, 2015

ROSSOFF CO, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2015

Total ownership equity from statement of financial condition	$	207,035
Total nonallowable assets from statement of financial condition		8,530
Net capital before haircuts on securities positions		198,505
Haircuts on securities		-
Net capital		198,505
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	14,965
Total aggregate indebtedness	$	14,965
Percentage of aggregate indebtedness to net capital		7.54%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	998
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	193,505
Excess net capital at 1000%	$	197,009

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of June 30, 2015.

SCHEDULE II

ROSSOFF CO., LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2015

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ROSSOFF CO., LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2015

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ROSSOFF CO., LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2015

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

ROSSOFF & CO, LLC

SUPPLEMENTARY REVIEW OF EXEMPTION REPORT

FOR THE PERIOD ENDED JUNE 30, 2015

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rossoff & Co, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rossoff & Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rossoff & Co, LLC stated that Rossoff & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rossoff & Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rossoff & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 11, 2015

ROSSOFF
& CO.

135 East 57th Street, 24th Floor | New York, NY 10022
{ t } 212-207-4306 { f } 212-202-5458

EXEMPTION REPORT
YEAR ENDED June 30, 2015

We, as members of management of Rossoff & Co LLC (the "Company") are responsible for complying with 17 C,F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-S and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the Identified exemption provisions throughout the most recent fiscal year ended June 30, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities ExchangeAct of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Mack F. Rossoff
Managing Director